

# HERITAGE
## COMMERCE CORP

**July 29, 2008**


Member FDIC
Equal Housing Lender

# Forward Looking Statement Disclaimer

This presentation may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, maintain sufficient capital and liquidity levels, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases.

## Vision Statement

Heritage will be recognized within its markets as the premier community bank meeting the individual and business banking needs of closely held businesses and professionals. By focusing our efforts on service to customers and financial discipline, Heritage will achieve financial performance within the top quartile of its peers.



# Community Business Banking

- **Core Clientele:**
  - Closely held businesses
  - Middle market and small businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending
  - Interim construction lending
  - Cash management



# Heritage Highlights

- **Profits**
  - Strong growth in profits from 2003 to mid 2007
  - Drop in the second half of 2007 and first half of 2008 is due to:
    - $5.1 million reserve for a large problem loan
    - Credit costs due to loan growth and market conditions
    - Diablo Valley Bank merger costs
    - Costs of new hires
    - Margin compression

- **Credit Quality at June 30, 2008**
  - 0.96% NPA/Assets
  - 0.13% Net Charge-offs
  - 1.73% Allowance for Loan Losses/Total Loans
  - $7.8 provision for loan losses in Q2 2008
    - $5.1 MM for a large problem loan, $2.3 MM for loan growth and additional risk in the loan portfolio, and $0.4 MM in net charge-offs



## Heritage Highlights (continued)

- **Balance Sheet Growth in first half of 2008**
  - 17% Loan growth

- **Capital at June 30, 2008**
  - 8.36% Leverage Ratio
  - 9.53% Equity/Assets

HERITAGE
COMMERCE CORP

HERITAGE
COMMERCE CORP

# Bay Area Franchise – 11 Branches

- **Contra Costa County**
  - Danville
  - Walnut Creek
- **Alameda County**
  - Fremont
  - Pleasanton
- **Santa Clara County**
  - Gilroy
  - Los Altos (2)
  - Los Gatos
  - Morgan Hill
  - Mountain View
  - San Jose (Headquarters)



Richmond
El Cerrito
Albany
Berkeley
Orinda
Concord
Clayton
Walnut Creek
Alamo
Moraga
Danville
Piedmont
Oakland
San Francisco
Alameda
San Ramon
Dublin
San Leandro
Castro Valley
Daly City
South San Francisco
Hayward
Pleasanton
Pacifica
Union City
Niles
Fremont
Newark
Burlingame
San Mateo
Belmont
San Carlos
Redwood City
Half Moon Bay
Menlo Park
Palo Alto
Stanford
Milpitas
Mountain View
Sunnyvale
Santa Clara
Los Altos
Alum Rock
Cupertino
San Jose
Campbell
Saratoga
Monte Sereno
Los Gatos
Big Basin
Scotts Valley
Santa Cruz
10.3mi

# About the Markets We Serve

**HERITAGE COMMERCE CORP**

- **Santa Clara County**
  - Population: 1,771,177 (6th in the state)
  - Household income: $94,162
  - Household income grew 26% over the last 7 years, and is projected to grow another 20% over the next 5 years

- **Contra Costa**
  - Population: 1,047,327 (9th in the state)
  - Household income: $81,812
  - Household income grew 29% over the last 7 years, and is projected to grow another 21% over the next 5 years

- **Alameda**
  - Population: 1,500,793 (7th in the state)
  - Household income: $73,597
  - Household income grew 31% over the last 7 years, and is projected to grow another 16% over the next 5 years

Source: SNL Financial, as of 6/30/07

## Heritage Bank Strengths



- Capital Position

- Experienced Management

- Loan Growth Momentum

- Brand Recognition in Santa Clara County

- Growing Brand Recognition in the East Bay

- Strong Service Levels

HERITAGE COMMERCE CORP

# 2007 Key Events

- **Acquired Diablo Valley Bank in June 2007**
  - Community business bank with $250MM in assets
  - Founded in late 2003
  - Two East Bay locations – Danville and Pleasanton
  - Purchase price $65MM (75% Stock, 25% Cash)
  - Decision drivers:
    - Primary target for growth in 2006-2007 was the East Bay
    - High growth bank in East Bay market with good locations
    - Outstanding people
    - Similar customer base and products



Pleasant Hill
Concord
Clayton
Walnut Creek
Orinda
Lafayette
Alamo
Moraga
Danville
Blackhawk-Camino Tassajara
San Ramon
San Leandro
Castro Valley
Dublin
680
Livermore
Pleasanton
Hayward
Union City
Niles
Vallecitos
Mission
Fremont
Newark

# 2007 Key Events (continued)

- **Walnut Creek Regional Office**
  - Opened in August 2007
  - Key commercial market in East Bay

- **Key Personnel Acquisitions**
  - Hired premier loan team in Pleasanton market
  - Hired SBA management/sales team
  - Hired successful deposit generators in key markets

- **Changed SBA strategy to a *Loan Hold* vs. *Loan Sale***

# Financial Results

### ROA



### Efficiency Ratio



### ROE



### Net Interest Margin



# Financial Results (continued)

Diluted EPS



# Balance Sheet

(in millions)



# Loan Portfolio
As of June 30, 2008



Other
5%

Commercial
42%

Land &
Construction
20%

Commercial
RE
33%



# Land & Construction Portfolio

As of June 30, 2008

For Sale Residential 58%

Commercial, Owner Occupied Residential & Other 42%

HERITAGE COMMERCE CORP

# Deposit Mix by Type

As of June 30, 2008


Brokered Deposits 9%
DDA Non-interest Bearing 23%
Time Deposits, $100K + 15%
Time Deposits, under $100K 3%
DDA Interest Bearing 12%
Savings and Money Market 38%

# Credit Quality



# Solid Capital Base



**Shareholders' Equity**

($ in millions)

- 8.36% Leverage Ratio

- 9.53% Equity/Assets

- Completed stock repurchase program
  - Repurchased 394,387 shares of common stock in Q2'08
  - $17.47 average share price
  - $6.9MM cost
  - $30MM plan started in 2007

# Strategy: Position Bank for Return to Top Quartile Performance

- **Increase Growth in Existing Geographic Footprint**
  - Expand market share at current locations
  - Continue relationship banking strategy
  - Expand focus on C&I and SBA lending

- **Focus on Credit Quality**
  - Reduce CRE and construction & land concentration levels
  - Enhanced diligence in monitoring existing portfolios

- **Maintain Solid Capital Position**

- **Focus on Liquidity**
  - Lender bonus plan includes deposit hurdles
  - Hire additional deposit officers
  - Target new deposit niches
  - Review other liquidity options

- **Improve Net Interest Margin**
  - Increase loan rates

- **Control Costs**
  - Return to efficiency ratio below 60%

# HTBK Opportunities

- **Proven Management Team That Balances Credit Quality and Growth**

- **Ability to Leverage Infrastructure Into Larger Bank**
  - Management depth
  - Good locations in expanding markets
  - Solid balance sheet

- **Favorable Competitive Market**

# Contact Information



**Walter T. Kaczmarek**

President and Chief Executive Officer

408.494.4500

**Lawrence D. McGovern**

Executive Vice President

Chief Financial Officer

408.494.4562

**Corporate Headquarters**

**150 Almaden Boulevard**

**San Jose, CA 95113**

**NASDAQ: HTBK**